UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-37750

YINTECH INVESTMENT HOLDINGS LIMITED

12th Floor, Block B, Zhenhua Enterprise Plaza

No.3261 Dongfang Road, Pudong District

Shanghai, 200125

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YINTECH INVESTMENT HOLDINGS LIMITED

Date: August 29, 2017

	By:	/s/ Wenbin Chen
	Name:	Wenbin Chen
	Title:	Chief Executive Officer

Exhibit Index

Exhibit 99.1 — Press Release